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Filed by Computer Horizons Corp. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Computer Horizons Corp. Commission File No.: 000-07282

The following is a communication being mailed to shareholders.

FOR IMMEDIATE RELEASE

COMPUTER HORIZONS ISSUES OPEN LETTER TO SHAREHOLDERS

Urges Shareholders to Vote "For" Merger with Analysts International

        Mountain Lakes, NJ, August 30, 2005—Computer Horizons Corp. (NASDAQ: CHRZ) today issued the following letter to shareholders urging them to vote "FOR" the proposed merger with Analysts International Corporation (NASDAQ: ANLY):

Dear Computer Horizons Shareholder:

        The special meeting of Computer Horizons Corp. (CHC) shareholders will be held this coming Friday. The CHC Board of Directors and management urge you to act today to protect the value of your investment in CHC by voting "FOR" the proposed merger with Analysts International Corporation.

CHC's Management and Board Have a Winning Strategy for the Future

        By combining with Analysts International, CHC will be better positioned to pursue its core business strategy, which is focused on investing in, and growing, our Chimes and the Federal Government practices. Consider this:

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  The merger will immediately double the size of CHC's high-margin solutions business and significantly increase its growth prospects.

  •
  The merger provides enhanced opportunities through cross-selling given the larger client base (almost double) to which Chimes can be sold.

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  CHC's Federal Government practice will be boosted by the combined company's expanded expertise, product and service offerings (including storage, network infrastructure, and Voice over IP (VoIP) solutions). CHC's existing government clients have considerable needs in these new service offerings.

The Merger Will Accelerate Growth of High-Margin Solutions Business
and Restore Profitability to Staffing Segment

        Once the merger is completed, CHC will be an industry-leading IT services company with the scale necessary to compete effectively in a rapidly consolidating and highly competitive industry. CHC will be able to provide the full range of Analysts International's profitable and complementary solutions offerings—including infrastructure, networking and VoIP services—to CHC's existing solutions customers. Furthermore, we believe the synergies expected to be realized in this combination will restore profitability to our staffing segment, an important unit of our business due to the large number of customers who buy both services.

Act Today to Protect the Value of Your CHC Investment

        As you know, a small group of dissident shareholders has decided to wage a costly and disruptive proxy battle in a short-sighted attempt to block our merger with Analysts International. The CHC Board urges you to reject the dissident group's advances and recommends that you vote "FOR" the merger with Analysts International. The Board firmly believes that the merger with Analysts International makes compelling strategic sense and is the key to increasing future shareholder value.

Your vote is IMPORTANT. PLEASE VOTE THE WHITE PROXY CARD.

        We thank you for your continued support.

Sincerely,
/s/ Earl Mason Earl Mason Chairman of the Board	/s/ William J. Murphy William J. Murphy President and CEO

About Computer Horizons Corp.

        Computer Horizons Corp. ("CHC') (NASDAQ: CHRZ) provides professional information technology (IT) services to a broad array of vertical markets, such as financial services, healthcare, pharmaceutical, telecom, consumer packaged goods, as well as the federal government, through its wholly-owned subsidiary, RGII Technologies, Inc.

        CHC's wholly-owned subsidiary, Chimes, uses its proprietary technology to enable its Global 2000 customer base to align and integrate business planning with human resource management across an enterprise's business functions. For more information on Computer Horizons, visit www.computerhorizons.com.

        This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words such as "believe," "expect," "anticipate,""plan," "potential," "continue" or similar expressions. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements included in this communication are based on information available to Computer Horizons and Analysts on the date hereof. Computer Horizons and Analysts undertake no obligation (and expressly disclaim any such obligation) to update forward-looking statements made in this communication to reflect events or circumstances after the date of this communication or to update reasons why actual results would differ from those anticipated in such forward-looking statements.

        Computer Horizons Corp. has filed with the Securities and Exchange Commission a registration statement on Form S-4 and Computer Horizons Corp. and Analysts International Corporation have filed with the Commission a related joint proxy statement/prospectus in connection with the merger transaction involving Computer Horizons and Analysts International. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND RELATED JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE PROPOSED MERGER BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE MERGER TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Computer

Horizons Corp. and Analysts International Corporation with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at http://www.sec/gov. Free copies of the joint proxy statement/prospectus and other documents may also be obtained for free from Computer Horizons Corp.'s and Analysts International Corporation's respective investor relations at dreingol@computerhorizons.com and pquist@analysts.com, respectively.

        Computer Horizons Corp. and Analysts International Corporation and their respective directors, officers and other employees and proxy solicitors may be deemed to be participants in the solicitation of proxies from the shareholders of Computer Horizons and Analysts International with respect to the transactions contemplated by the merger agreement. Information regarding Computer Horizons' officers and directors is included in Computer Horizons' Proxy Statement for its 2005 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on April 11, 2005. Information regarding Analysts International's officers and directors is included in Analysts International's Proxy Statement for its 2005 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on April 22, 2005. These documents are or will be available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Computer Horizons Corp.'s investor relations at dreingol@computerhorizons.com and Analysts International Corporation investor relations at pquist@analysts.com.

Corporate		Investors:
Contacts:	David Reingold, SVP, Marketing, IR Computer Horizons Corp. (973) 299-4105 dreingol@computerhorizons.com		Lauren Felice Computer Horizons Corp. (917) 575-7265 Lauren_felice@computerhorizons.com
		Media:	Steve Silva/Eric Brielmann Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449 ss@joelefrank.com/ewb@joelefrank.com

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QuickLinks

COMPUTER HORIZONS ISSUES OPEN LETTER TO SHAREHOLDERS
CHC's Management and Board Have a Winning Strategy for the Future
The Merger Will Accelerate Growth of High-Margin Solutions Business and Restore Profitability to Staffing Segment
Act Today to Protect the Value of Your CHC Investment